DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA



Date 15/11/2006

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

Julianne Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com


SEC MAIL PROCESSING
RECEIVED
NOV 29 2006
180

ASX Announcement/Media Release

14 November 2006

QNB Project Update

Dyno Nobel (ASX: DXL) today confirmed that it has been informed by CSBP (Wesfarmers) that it would not be entering a joint venture arrangement with Dyno Nobel on the prospective QNB ammonium nitrate plant at Moranbah in Queensland. The QNB project timeline continues to run on schedule.

Dyno Nobel Chief Executive, Mr Peter Richards said, "The economics of the QNB project remain attractive. We were obligated to offer Wesfarmers the option to participate in QNB under a pre-existing arrangement but as previously stated, subject to acceptable project economics, it was our intention to proceed with the project with or without CSBP's participation.

"We believe QNB will provide outstanding long term shareholder value. We have reiterated that the project would only go ahead with long term customer commitment. We are in the process of finalising the commitment with three customers, and other key elements of the project, and expect to be able to make a formal announcement in this regard shortly."

Dyno Nobel continues to enjoy a close working relationship with Wesfarmers, particularly through its 50/50 joint venture with Wesfarmers' wholly owned subsidiary CSBP at QNP in Moura, Queensland.

-ENDS-

For media enquires contact:

Gloria Barton, Cannings 0413 520 603

Peter Brookes, Cannings 0407 911 389

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 24, AGL Centre, 111 Pacific Highway
North Sydney NSW 2060 Australia
Telephone: +61 2 9968 9000 Facsimile: +61 2 9968 9530


SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2006
WASH, D.C. 190 SECTION

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.